Exhibit 99.1

LOTUS TECHNOLOGY INC.

Code of Business Conduct and Ethics

I.	Purpose

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Lotus Technology Inc., a Cayman Islands company, and its subsidiaries and affiliates (collectively, the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, the Company adheres to these higher standards.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable laws, rules and regulations;

•	strict prohibition of any bribes or kickbacks;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

II.	Applicability

This Code applies to all directors, officers, employees and consultants of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis (each, an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, other executive officers, senior vice presidents, vice presidents, and other members of the management of the Company who have reached a certain level of seniority (each, a “senior employee,” and collectively, the “senior employees”). Certain provisions of the Code apply to relevant third parties in assistance with the Company’s business.

As the Company’s highest governing body overseeing the environmental, social and governance (“ESG”) matters, the Board monitors and supervises business ethics pertaining ESG matters. The Board of Directors of the Company (the “Board”) has appointed the Chief Financial Officer as the Compliance Officer for the Company (the “Compliance Officer”). If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer via email, report via the Company’s “Compliance Reporting Platform,” or through other channels of communication. The Company encourages the reporting of any misconduct or inappropriate behavior, including potential violations of the Code. The Company is committed to providing confidentiality, anonymity, and protection to whistleblowers, except when prohibited by law.

III.	Conflicts of Interest

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following are considered conflicts of interest:

•	Competing Business. No employee may be employed by a business that competes with the Company or deprives it of any business. No employee may engage, or assist others (including family members) in engaging, any business activities that compete with the Company or deprive it of any business. An employee should notify the Company promptly if he/she knows that any of his or her family members are employed by or engaged in a competing business.

•	Corporate Opportunity. No employee may use corporate property, information or his/her position with the Company to secure a business opportunity that would otherwise be available to the Company. If an employee discovers a business opportunity that is in the Company’s line of business through the use of the Company’s property, information or position, the employee must first present the business opportunity to the Company before pursuing the opportunity in his/her individual capacity.

•	Financial Interests.

(i)	No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company;

(ii)	No employee may hold any ownership interest in a privately held company that is in competition with the Company;

(iii)	An employee may hold up to 1% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 1%, the employee must immediately report such ownership to the Compliance Officer;

(iv)	No employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company; and

(v)	Notwithstanding the other provisions of this Code,

(a) a director or any family member of such director (collectively, “Director Affiliates”) or a senior employee or any family member of such senior employee (collectively, “Officer Affiliates”) may continue to hold his/her investment or other financial interest in a business or entity (an “Interested Business”) that:

(1) was made or obtained either (A) before the Company invested in or otherwise became interested in such business or entity; or (B) before the director or senior employee joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or senior employee joined the Company); or

(2) may in the future be made or obtained by the director or senior employee, provided that at the time such investment or other financial interest is made or obtained, the Company has not yet invested in or otherwise become interested in such business or entity;

provided that such director or senior employee shall disclose such investment or other financial interest to the Board;

(b) an interested director or senior employee shall refrain from participating in any discussion among senior employees of the Company relating to an Interested Business and shall not be involved in any proposed transaction between the Company and an Interested Business; and

(c) before any Director Affiliate or Officer Affiliate (i) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company; or (ii) enters into any transaction with the Company, the related director or senior employee shall obtain prior approval from the Audit Committee of the Board.

•	Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

•	Service on Boards and Committees. No employee may serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the Board before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate.

The above is in no way a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

•	Is the action to be taken legal?

•	Is it honest and fair?

•	Is it in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest. If an employee suspects that he/she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the employee must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by law and applicable rules of the stock exchange where the Company's ordinary shares are listed and traded (the “Stock Exchange”).

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to the Company compared with those that would apply to an unrelated party seeking to do business with the Company under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor or the Compliance Officer. For purposes of this Code, “family members” or “members of employee’s family” include an employee’s spouse, parents, parents-in-law, children and siblings, whether by blood, marriage or adoption, and cousins of such employee and his/her spouse, or anyone (other than domestic employees) who shares such employee’s home.

IV.	Gifts and Entertainment

The giving and receiving of appropriate gifts and entertainment may be considered common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, an employee’s ability to make objective and fair business decisions.

It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable laws, regulations, and policies, insignificant in amount and not given in consideration or expectation of any action by the recipient. All gifts and entertainment expenses made on behalf of the Company must be properly accounted for on expense reports.

The Company encourages employees to submit gifts received to the Company. While it is not mandatory to submit small gifts, gifts of over US$150 must be submitted immediately to the organization performing compliance function of the respective entity of the Company.

An employee should contact the Compliance Officer if he/she has any questions regarding any gifts or entertainment expenses. Bribes and kickbacks are criminal acts, strictly prohibited by law. An employee must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

V.            ANTI-BRIBERY AND FCPA Compliance

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA does not only violate the Company’s policy but also constitute a civil or criminal offense under FCPA. No employee shall give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved by an employee’s supervisor in advance before it can be made.

No employee shall give or authorize, directly or indirectly, any improper payments to any other person or entity to secure any improper advantage for the Company, nor shall any employee solicit any improper payment from any other person or entity in exchange for any improper advantage.

VI.            Protection and Use of Company Assets

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability and are strictly prohibited. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

•	exercise reasonable care to prevent theft, damage or misuse of the Company’s assets;

•	promptly report any actual or suspected theft, damage or misuse of the Company’s assets;

•	safeguard all electronic programs, data, communications and written materials from unauthorized access; and

•	use the Company’s assets only for legitimate business purposes.

Except as approved in advance by the Chief Executive Officer or Chief Financial Officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include:

•	any contributions of the Company’s funds or other assets for political purposes;

•	encouraging individual employees to make any such contribution; and

•	reimbursing an employee for any political contribution.

VII.	Intellectual Property and Confidentiality

Employees should abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

•	All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company shall be the property of the Company.

•	Employees should maintain the confidentiality of information entrusted to them by the Company or entities with which the Company has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its business associates, if disclosed.

•	The Company maintains a strict confidentiality policy. During an employee’s term of employment with the Company, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

•	In addition to fulfilling the responsibilities associated with his/her position in the Company, an employee shall not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor shall an employee use such confidential information outside the course of his/her duties to the Company.

•	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or employees.

•	An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

•	Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

VIII.	Accuracy of Financial Reports and Other Public Communications

The Company will be required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

•	financial results that seem inconsistent with the performance of the underlying business;

•	transactions that do not seem to have an obvious business purpose; and

•	requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the finance department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Compliance Officer.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

•	issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

•	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

•	not communicating matters required to be communicated to the Company’s Audit Committee or Compliance Officer.

IX.	Company Records

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with the Company’s recordkeeping policy. An employee should contact the Compliance Officer if he/she has any questions regarding the recordkeeping policy.

X.	Compliance with Laws and Regulations

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the Compliance Officer.

XI.	Discrimination and Harassment

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. Any form of sexual harassment is also strictly forbidden. For further information, employees should consult the Compliance Officer.

XII.	FAIR DEALING

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

XIII.	COMPENSATION RECOVERY (“CLAWBACK”) AND PENALTY

In the event of an accounting restatement, the Company shall be entitled to recover from its senior employees the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by the Company prior to the second anniversary following the filing of such restated financial statements.

If the Board or Compensation Committee determines that a director or senior employee violates the Code or any other company policies, the Board or the Compensation Committee may reduce their bonus compensation or performance-based equity compensation by up to ten percent in the year such misconduct occurs. If the compensation has already been paid out, the Board or the Compensation Committee is entitled to recover up to ten percent of such compensation. Notwithstanding the aforesaid, the compensation recovery or penalty will not be triggered in the following events: (i) the financial restatement is required due to changes in the applicable financial reporting standards; or (ii) the Compensation Committee has determined that Clawback or penalty proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

Nothing in this Section XIII derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on directors and senior employees by virtue of applicable securities laws or a separate contractual obligation.

XIV.	Health and Safety

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

Each employee is expected to perform his/her duty to the Company in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XV.	HUMAN RIGHTS

The Company is committed to upholding internationally recognized human rights as outlined in United Nations' Declaration of Human Rights and all applicable laws and regulations. The Company respects and protects the freedom of association of its employees and strictly prohibits the use of child labor, forced or compulsory labor, modern slavery and human trafficking in all forms. The Company respects the individual human rights of its employees throughout their employment and in all other company activities. Additionally, the Company requires its suppliers to use reasonable efforts to ensure that their parts and products do not contribute to human rights abuses, regardless of sourcing location.

XVi.	aNTIRUST AND FAIR COMPETITION

The Company is committed to competing fairly and ensuring its business practice is in compliance with all applicable antitrust laws. The Company prohibits any exchange of confidential or commercially sensitive information which may hinder fair competition between competitors or among self-owned stores, joint-venture stores, partnership stores, and dealer stores. It is the Company’s policy to avoid practices that could have the effect of limiting competition with competitors or among self-owned stores, joint-venture stores, partnership stores, and dealer stores. Prohibited practices include any arrangement of price fixing, boycotting any third parties, and illegally allocating markets by product, territory or customer.

XVIi.	Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If an employee knows of or suspects a violation of this Code, it is such employee’s responsibility to immediately report the violation to the Compliance Officer, who will work with the employee to investigate his/her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect the employee’s confidentiality to the extent possible, consistent with the law and the Company’s need to investigate the employee’s concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. An employee’s conduct, if it does not comply with the law or with this Code, can result in serious consequences for both the employee and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.

XVIii.	Waivers of the Code

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and may be promptly disclosed to the public if so required by applicable laws and regulations and rules of the Stock Exchange.

XiX.	Conclusion

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If employees have any questions about these guidelines, they should contact the Compliance Officer. The Company expects all employees to adhere to these standards. Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his/her employment. Such conduct will subject the employee to disciplinary action, including termination of employment.

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